SEC Division of Corporate

Finance

January 25, 2022

January 25, 2022

Division of Corporate Finance

Officer of Trade and Services

Attention:	Amy Geddes 202-551-3304
Linda Cvrkel 202-551-3813
Donald Field 202-551-3680
Erin Jaskot 202-551-3442

Re: Yoshiharu Global Co. Draft Registration Statement on Form S-1 Submitted December 15, 2021

CIK No. 0001898604

Dear Ms. Geddes:

Yoshiharu Global Co. (the “Company”) confirms receipt of the letter dated January 14, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comment as set forth below. The Staff’s comment is set forth below, followed by the Company’s response in bold:

Draft Registration Statement on Form S-1

Cover Page

1.	Please refer to the prospectus cover page. We note your disclosure that the company will be a controlled company following the completion of the offering. Please revise the third paragraph to clarify, if true, that Mr. Chae will have the ability to determine all matters requiring approval by stockholders.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above in Amendment No. 1 to the Registration Statement (the “Amendment”).

Prospectus Summary, page 1

2.	We note your disclosure in the fourth paragraph that you believe that your long-term total restaurant potential in the United States is over 400 restaurants and that you can grow to over 1,000 restaurants globally through the expansion of your corporate-owned store footprint and establishing a franchise program. Please revise to balance your growth potential disclosure by adding your estimate of the time frame associated with this growth and clarify your near term growth expectations. Lastly, please clarify that you do not currently have a franchise program.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

SEC Division of Corporate

Finance

January 25, 2022

3.	Please revise the fourth paragraph to disclose your net income or loss for the periods included in your audited and interim financial statements. Please also revise to disclose that your auditor has included a going concern qualification in its audit report related to your audited financial statements.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

4.	It appears that your business and operations were significantly affected by the COVID-19 pandemic in 2020 and that your business and operations have recovered in 2021. Please revise to briefly discuss the impact COVID-19 had on your business and operations. Additionally, we note that the fourth paragraph highlights your revenue growth between a period affected by COVID-19 and a recovery period in 2021. Please revise to discuss your revenue for the audited and interim periods reported in your financial statements and balance any revenue discussion with known trends which affected your reported results. Additionally, we note that you have received a number of Payroll Protection Program loans. Please revise to briefly discuss these loans, amounts received and forgiven and how they have affected your reported results of operation.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Summary Historical Financial and Operating Data, page 10

5.	We note you have presented Adjusted EBITDA and Restaurant-Level Contribution as Key Financial and Operating Metrics, and that you have identified these items as non-GAAP measures. In your reconciliations of these measures to net income and operating loss, you adjust for pre-opening expenses and costs representing pre-opening rent expense and training and recruitment costs for new employees. These types of expenses appear to represent normal, recurring, cash operating expenses necessary to operate a registrant’s business. Please revise your presentation to exclude these adjustments or tell us why you believe these adjustments are appropriate. Refer to the guidance in Question 100.01 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

6.	We note you have reconciled the non-GAAP measure Restaurant-Level Contribution to Operating Loss. Please revise your presentation to reconcile this measure to the most comparable GAAP measure, gross margin. In this regard, it appears your measure of gross margin is “Net operating restaurant operating income” as presented on the face of your consolidated statements of operations.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

SEC Division of Corporate

Finance

January 25, 2022

Risk Factors

Changes in food and supply costs...

Failure to receive frequent deliveries of fresh food... If we face labor shortages..., page 19

7.	Please revise these risk factors to address any material impact to the Company, or risk of a material impact, due to recent supply chain issues, increases in costs of food and supplies, and/or labor shortages.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Use of Proceeds, page 34

8.	Please revise the third paragraph to more specifically identify the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. Given your expectations that you will open 14 restaurants in 2022, please indicate how much of the net proceeds you expect will go toward opening such restaurants. If a material amount of other funds are necessary to open the 14 additional restaurants, please state the amounts of such other funds needed and the sources thereof. Refer to Item 504 of Regulation S-K. Elsewhere in the prospectus where you discuss your plans to open 14 restaurants, please disclose the total anticipated cost and how you plan to finance the openings.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Capitalization, page 35

9.	The amount due to related party at September 30, 2021 as disclosed in your capitalization table does not agree to the amount reflected in the balance sheet as of this date on page F- 19. Please reconcile and revise these disclosures.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

COVID-19 Impact on Concentration of Risk, page 42

10.	We note your disclosure that you have experienced significant disruptions to your business due to the COVID-19 pandemic and related suggested and mandated social distancing and shelter-in-place orders. Please revise, to the extent possible, to quantify the negative impacts COVID-19 has had on your business and operations. Please also add a risk factor to discuss the COVID-19 pandemic and the risks it has presented and may continue to present to your business and operations.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

SEC Division of Corporate

Finance

January 25, 2022

Business Properties, page 60

11.	We note that you expect to open 14 new restaurants in fiscal year 2022. Please indicate the progress you have made toward such openings, including the number for which you have finalized site selection, started construction, and/or entered into definitive agreements related to the construction of such new restaurants. Please also file such agreements as material contracts, to the extent required by Item 601(b)(10) of Regulation S-K. If you have not started the site selection or construction process for any of the 14 restaurants, please state this fact.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

12.	Please explain why you closed your West Hollywood and Lynwood locations in 2019.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

13.	Please file your leases as material contracts under Item 601(b)(10) of Regulation S-K, or, in the alternative, please tell us why you do not believe you are required to do so.

RESPONSE: The Company has updated its disclosures in the Amendment to attach as exhibits material lease agreements regarding the items in Staff’s comment above.

Executive Compensation, page 80

14.	We note a few dated references to December 31, 2020 and fiscal year 2020 in the included discussions. As applicable, please revise this section for the most recently completed fiscal year.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Certain Relationships and Related Party Transactions, page 84

15.	We note that your audited and interim financial statements include a large related party current liability. As of September 30, 2021, the due to related party is $1,337,590. Please revise this section to disclose this related party liability and to include the information required by Item 404 of Regulation S-K. Additionally, we note that this liability is due on demand. Please revise to include a risk factor discussing this liability and any associated risks.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above to clarify that this amount is due to APIIS Financial Group, a company which is controlled by James Chae.

SEC Division of Corporate

Finance

January 25, 2022

16.	We note that the company has made distributions to Mr. Chae in 2019 and 2020. Please include the information required by Item 404 of Regulation S-K with respect to these distributions, or tell us why such disclosure is not required.

RESPONSE: The Company made distributions in the form of dividends to Mr. Chae in 2019 and 2020 as the sole stockholder of the Company, and the Company has revised its disclosure in the Amendment in response to the Staff’s comment above to clarify this point.

Exclusive Forum, page 89

17.	Please reconcile the disclosure in this section with the applicable risk factor on page 30. In this regard, we note that the risk factor focuses solely on your bylaws while this section states that each of your certificate of incorporation and bylaws will include exclusive forum provisions.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Yoshiharu Global Co. and Subsidiaries Financial Statements Consolidated Statements of Stockholders’ Equity, page F-21

18.	The amounts of the net losses reflected in the consolidated statements of stockholders’ equity for the nine months ended September 30, 2021 and 2020 do not agree to the amounts reflected in the consolidated statements of operations for these periods on page F-20. Also, the amounts of distributions reflected in the consolidated statements of stockholders’ equity for these periods do not agree with the amounts in the statements of cash flows on page F-22. Please reconcile and revise these disclosures.

RESPONSE: The Company has revised its financial statements in response to the Staff’s comment above.

5. Loan Payables, PPP, page F-29

19.	The amount of total loans payable at December 31, 2020 as disclosed in Note 5 does not agree to the amount in the consolidated balance sheet on page F-19. Please reconcile and revise these disclosures.

RESPONSE: The Company has revised its financial statements in response to the Staff’s comment above.

General

20.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: The Company has not prepared or distributed any written communications, either directly or indirectly, to any potential investors in reliance on Section 5(d) of the Securities Act, and acknowledges that it will contact the staff member associated with the review of this filing in the event the Company does intend to present any such materials to potential investors.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at 212/536-4085.

Sincerely,

/s/ James Chae
James Chae,
Chief Executive Officer